

June 10, 2010

Robert Fishman
Senior Vice President and
Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

      Re: NCR Corporation
               Form 10-K for the Fiscal Ended December 31, 2009
               Filed February 26, 2010
               File No. 001-00395

Dear Mr. Fishman:

      We have reviewed your response letter dated April 12, 2010 in connection with the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 42

1.   We note your response to prior comment 1. In your response you indicate that classification of environmental remediation costs as nonoperating expense is more useful and informative to investors than classification as discontinued operations. Notwithstanding the fact that the operations which gave rise to the environmental remediation costs were discontinued decades ago, it appears to the Staff that classification as discontinued operations is required by SAB Topic 5Z(5). Please revise your classification accordingly in future filings.

Notes to Consolidated Financial Statements

Note 11 Commitments and Contingencies

Environmental Matters, page 76

2.   We note your response to prior comment 4 where you discuss how you estimated the amount of the liability allocable to NCR. We further note from disclosure on page 35 of your Form 10-K for the Fiscal Year Ended December 31, 2008 that you established a range of the share that you and API will jointly bear of the total liability and that you determined your liability based on the low end of the range. However, we were unable to locate quantitative disclosures relating to the range. Given the apparent uncertainty regarding your allocation assumptions, tell us why you believe disclosure regarding your assumptions, and the possible impact of any change therein, in periods prior to the court ruling was adequate. Considering the magnitude of the adjustment to your liability subsequent to the court ruling, it appears that quantification of the range would have been necessary for a complete understanding of your potential environmental liability. Also tell us how much of the liability you assumed would be allocable to PRP's, other than you and API, in periods prior to the court ruling. Refer to Question 2 of SAB Topic 5Y and Section III.B.3 of SEC Release 33-8350.

Item 15. Exhibits, Financial Statement Schedules, page 93

3.   We note your response to prior comment 5. Please supplementally provide us with a copy of the letter agreement with Mr. Dorsman so that we may better evaluate your response.

        You may contact David Edgar at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at (202) 551-3456 with any other questions.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief